May 1, 2013

VIA EDGAR

Ms. Jennifer Monick

Senior Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             CommonWealth REIT (the “Company”)

Form 10-K for the fiscal year ended December 31, 2012

Filed February 25, 2013 (the “Filing”)

File No. 1-9317

Dear Ms. Monick:

The purpose of this letter is to respond to your letter to the Company dated April 22, 2013, which was a follow-up to your prior letter to the Company dated March 25, 2013, to which the Company responded in its letter dated April 5, 2013. For your convenience, the additional staff comment from your April 22, 2013 letter appears below in italicized text and is followed by the Company’s response.

Form 10-K for fiscal year ended December 31, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 57

Liquidity and Capital Resources, page 72

Our Investment and Financing Liquidity and Resources, page 73

1.                                      We note your response to prior comment four. Please clarify for us the nature of the reconciling item ‘Leasing capital (legal & brokerage) included in rents receivable and other assets in operating activities on cash flow statement.’ Specifically, please tell us why amounts included in rents receivable would impact your leasing capital.

Company Response:  The reconciling item “Leasing capital (legal & brokerage) included in rents receivable and other assets in operating activities on cash flow statement” (the “Reconciling Item”) reflects the relevant capitalized brokerage and leasing related legal expenses (the “Deferred Costs”) that comprise a portion of the amounts captured in the changes to “Rents receivable and other assets” line item in the Company’s Consolidated Statements of Cash Flows.

A Maryland Real Estate Investment Trust with transferable shares of beneficial interest listed on the New York Stock Exchange.  No shareholder, Trustee or officer is personally liable for any act or obligation of the Trust.

The Company classifies the Deferred Costs in “Other Assets, net” in the Company’s Consolidated Balance Sheets; however, as reflected in prior periodic reports, in the Company’s Consolidated Statements of Cash Flows, the Company combines the changes in “Other Assets, net” with the relevant changes in accounts receivable from “Rents receivable, net of allowance for doubtful accounts of $9,962 and $12,575, respectively” in the Company’s Consolidated Balance Sheets.

For example, in 2012, the approximately $38,757,000 of Deferred Costs included in “Rents receivable and other assets” in the Consolidated Statement of Cash Flows were combined with approximately $309,000 of changes in rents receivable, offset by approximately $353,000 of other changes to other assets (($38,801,000) = ($38,757,000) + ($353,000) + $309,000).

Therefore, the amount attributed to “Leasing capital (legal & brokerage)” in the Reconciling Item is derived from the “other assets” component of the “Rents receivable and other assets” line item in the Company’s Consolidated Statement of Cash Flows. The “rents receivable” component of the “Rents receivable and other assets” line item in the Company’s Consolidated Statements of Cash Flows was not included in the Reconciling Item, and, consequently, amounts included in rents receivable do not impact the Company’s leasing capital.

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The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company appreciates your comments and welcomes the opportunity to discuss with you the responses provided above. Please call me at 617-332-3990 if you have any questions or require additional information.

Sincerely,

CommonWealth REIT

By:	/s/ John C. Popeo
John C. Popeo
Treasurer & Chief Financial Officer